miax®

June 25, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Emerald, LLC ("EMERALD")
Amendment 2026-13 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2026-13 to the Form 1 Application of EMERALD, which includes the following changes:

Exhibit C – Updated directors and committee members of Miami International Holdings, Inc.; updated officers of Miami International Securities Exchange, LLC, MIAX PEARL, LLC and MIAX Sapphire, LLC

Exhibit J – Updated officers

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/25/26	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

26000280

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX Emerald, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: June 25, 2026

By: *Barbara J Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 25th day of June, 2026.

Jane Post
Jane Post
Notary Public of the State of New Jersey
Commission Number 2067735
My Commission Expires October 27, 2029

JANE POST NOTARY PUBLIC STATE OF NEW JERSEY

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   - Miami International Securities Exchange, LLC;
   - MIAX PEARL, LLC;

- MIAX Emerald, LLC;
- MIAX Sapphire, LLC;
- Miami International Technologies, LLC;
- MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC and (ii) M 7 Holdings, LLC and M 8 Holdings, LLC which together own 10% of the equity and voting securities of Rothera Exchange and Clearing LLC (formerly known as LedgerX LLC or MIAX Derivatives Exchange);
- M 9 Holdings, LLC;
- MGEX Real Estate Holdings, LLC;
- MIAX Global, LLC, the sole member and owner of 100% of the equity and voting securities of (i) The Bermuda Stock Exchange, which is the sole member and owner of 100% of the equity and voting securities of BSD Nominee Limited, and (ii) The International Stock Exchange Group Limited, which is the sole member and owner of 100% of the equity and voting securities of The International Stock Exchange Authority Limited;
- MIAX Products, LLC;
- Dorman Trading, LLC; and
- MIH East Holdings, Limited.

Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated July 15, 2025 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Holdings, Inc.</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Joseph Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller

Name	Title
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Mitchell Garfinkel	Senior Vice President – Finance
Rodney Hester	Senior Vice President – Systems Infrastructure
Steven F. Ivey	Senior Vice President – Futures Risk Management
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Gamini Karunaratne	Senior Vice President – Network Engineering & Data Center Operations
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
John T. Williams	Senior Vice President – Investor Relations
Margo Bailey	Vice President – Senior Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Jonathan Dowd	Vice President – Systems Requirements
Nathan Gaudio	Vice President – Strategic Planning & Business Development
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Kaitlin Meyer	Vice President – Derivative Sales
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Zachary G. Pendleton	Vice President – Privacy and Data Governance Counsel
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Michael Shea	Vice President – Derivatives Revenue and Business Analytics
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Rachel Beeman	Assistant Vice President – Associate Counsel
Asmita Bhandari	Assistant Vice President – Senior Director of Financial Reporting & Technical Accounting
Alessandra Corona	Assistant Vice President – Associate Counsel
Pushpendra Jain	Assistant Vice President – Trading Systems Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Anthony Limberakis	Assistant Vice President – DevOps/SysOps – Trading Systems
Tao Pan	Assistant Vice President – Associate Counsel

Name	Title
Ketan Patel	Assistant Vice President – Information Security
Vijayakumar Ponraj	Assistant Vice President – Trading Systems Development
Mubasshir Poonawala	Assistant Vice President – Trading Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Jonathan Sorger	Assistant Vice President – Associate Counsel
Carmen Stuhlmann	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Al-Nakib
John Beckelman
David Brown
Kurt M. Eckert
Kenneth Lozier
Mark I. Massad
Lisa Moore
Mark F. Raymond
Cynthia Schwarzkopf
Eric Sites
Jill E. Sommers
Paul V. Stahlin
J. Gray Teekell

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
David Brown
Mark I. Massad

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Mark F. Raymond
J. Gray Teekell

Nominating and Corporate Governance Committee
Mark F. Raymond (Chair)
Kenneth Lozier
Cynthia Schwarzkopf

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Jill E. Sommers

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer

Name	Title
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Mitchell Garfinkel	Senior Vice President – Finance
Rodney Hester	Senior Vice President – Systems Infrastructure
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Gamini Karunaratne	Senior Vice President – Network Engineering & Data Center Operations
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Nathan Gaudio	Vice President – Strategic Planning & Business Development
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Zachary G. Pendleton	Vice President – Privacy and Data Governance Counsel
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Michael Shea	Vice President – Derivatives Revenue and Business Analytics
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel

Name	Title
Asmita Bhandari	Assistant Vice President – Senior Director of Financial Reporting & Technical Accounting
Pushpendra Jain	Assistant Vice President – Trading Systems Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Anthony Limberakis	Assistant Vice President – DevOps/SysOps – Trading Systems
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Vijayakumar Ponraj	Assistant Vice President – Trading Systems Development
Mubasshir Poonawala	Assistant Vice President – Trading Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Jonathan Sorger	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Nathaniel Pomeroy
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Nathaniel Pomeroy

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
John A. Kinahan
John E. McCormac
Nathaniel Pomeroy
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Mitchell Garfinkel	Senior Vice President – Finance
Rodney Hester	Senior Vice President – Systems Infrastructure
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Gamini Karunaratne	Senior Vice President – Network Engineering & Data Center Operations
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Nathan Gaudio	Vice President – Strategic Planning & Business Development
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations

Name	Title
Zachary G. Pendleton	Vice President – Privacy and Data Governance Counsel
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Michael Shea	Vice President – Derivatives Revenue and Business Analytics
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Asmita Bhandari	Assistant Vice President – Senior Director of Financial Reporting & Technical Accounting
Pushpendra Jain	Assistant Vice President – Trading Systems Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Anthony Limberakis	Assistant Vice President – DevOps/SysOps – Trading Systems
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Vijayakumar Ponraj	Assistant Vice President – Trading Systems Development
Mubasshir Poonawala	Assistant Vice President – Trading Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Jonathan Sorger	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

Directors
Thomas P. Gallagher (Chair)
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Khaled Magdy El-Marsafy
Leslie Florio
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O’Brien IV
Nathaniel Pomeroy
Robert D. Prunetti
Scott Richardson
Cynthia Schwarzkopf

Steven Sosnick
Erik Swanson
Christopher L. Whittington

Standing Committees of MIAX PEARL, LLC

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Nathaniel Pomeroy
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX SAPPHIRE, LLC

1. *Name*: MIAX Sapphire, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and Amended and Restated By-Laws dated February 27, 2026 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Sapphire, LLC</u>

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Mitchell Garfinkel	Senior Vice President – Finance
Rodney Hester	Senior Vice President – Systems Infrastructure
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Gamini Karunaratne	Senior Vice President – Network Engineering & Data Center Operations
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements

Name	Title
Nathan Gaudio	Vice President – Strategic Planning & Business Development
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Zachary G. Pendleton	Vice President – Privacy and Data Governance Counsel
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Michael Shea	Vice President – Derivatives Revenue and Business Analytics
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Asmita Bhandari	Assistant Vice President – Senior Director of Financial Reporting & Technical Accounting
Pushpendra Jain	Assistant Vice President – Trading Systems Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Anthony Limberakis	Assistant Vice President – DevOps/SysOps – Trading Systems
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Vijayakumar Ponraj	Assistant Vice President – Trading Systems Development
Mubasshir Poonawala	Assistant Vice President – Trading Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Jonathan Sorger	Assistant Vice President – Associate Counsel

The officers of MIAX Sapphire, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Sapphire, LLC. Officers of MIAX Sapphire, LLC serve at the direction of the Board of Directors.

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
William T. Bergman
Lindsay L. Burbage
Brendan Culligan
Marianne Deane
Kurt M. Eckert
Leslie Florio
Michael Gorczowski
William V. Looney, Jr.
Kenneth Lozier

John E. McCormac
Robert D. Prunetti

<u>Standing Committees of MIAX Sapphire, LLC</u>

Appeals Committee
Marianne Deane (Chair)
Brendan Culligan
Michael Gorczowski

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT J

<u>Exhibit Request</u>:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Response</u>:

1. <u>Officers of MIAX Emerald, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Mitchell Garfinkel	Senior Vice President – Finance
Rodney Hester	Senior Vice President – Systems Infrastructure
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Gamini Karunaratne	Senior Vice President – Network Engineering & Data Center Operations
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer

Name	Title
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Nathan Gaudio	Vice President – Strategic Planning & Business Development
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Zachary G. Pendleton	Vice President – Privacy and Data Governance Counsel
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Michael Shea	Vice President – Derivatives Revenue and Business Analytics
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Asmita Bhandari	Assistant Vice President – Senior Director of Financial Reporting & Technical Accounting
Pushpendra Jain	Assistant Vice President – Trading Systems Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Anthony Limberakis	Assistant Vice President – DevOps/SysOps – Trading Systems
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Vijayakumar Ponraj	Assistant Vice President – Trading Systems Development
Mubasshir Poonawala	Assistant Vice President – Trading Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Jonathan Sorger	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. Directors of MIAX Emerald, LLC

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Lindsay L. Burbage	Non-Industry/ Independent	Class II - 2027	Attorney (Retired)
Paul Jiganti	Industry/Member Representative	Class II – 2027	Consultant
John E. McCormac	Non-Industry/ Independent	Class II – 2027	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Liam Smith	Industry	Class II – 2027	Head of Corporate Strategy – Optiver US
Marianne Deane	Non-Industry/ Independent	Class III – 2028	Community Volunteer
Kurt M. Eckert	Non-Industry	Class III – 2028	Former Partner and Head of Market Structure – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2028	Community Volunteer
Richard Herr	Industry	Class III – 2028	Managing Director – Piper Sandler
Adam Hoffman	Industry/Member Representative	Class III – 2028	Chief Operating Officer – IMC Financial Markets
Joseph M. Kyrillos, Jr.	Non-Industry/ Independent	Class III – 2028	Director – Newport Capital Group; Principal – SK Partners; Former NJ Senator, 13th District
David S. Fleming	Industry/Member Representative	Class I – 2029	Business Development – Options – Jump Trading, LLC
Kimberly M. Guadagno	Non-Industry/ Independent	Class I – 2029	Law Firm Partner – Connell Foley LLP; Executive Director – Mercy Center Corp.; Former NJ Lt. Governor and Secretary of State
Robert D. Prunetti	Non-Industry	Class I – 2029	President – Phoenix Ventures, LLC

3. **Standing Committees of MIAX Emerald, LLC**

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
Joseph M. Kyrillos Jr.	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Kimberly M. Guadagno	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Marianne Deane (Chair)	Non-Industry/Independent
Liam Smith	Industry
Paul Jiganti	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
David S. Fleming	Industry/Member Representative
John E. McCormac	Non-Industry/Independent